November 18, 2020

VIA EDGAR

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	485(a) Filing for Eaton Vance Investment Trust (the “Registrant”) on behalf of:
Eaton Vance Floating-Rate Municipal Income Fund (the “Fund”)
Post-Effective Amendment No. 80 (1933 Act File No. 033-01121)
Amendment No. 83 (1940 Act File No. 811-04443) (the “Amendment”)

Dear Ms. Larkin:

This letter responds to the comment you provided telephonically to the undersigned on November 17, 2020 with respect to the Amendment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. The comments and Registrant’s responses thereto are as follows:

1.	Comment: The Staff notes that disclosure under “General” in the “Investment Objective and Principal Policies and Risks” section of the Prospectus states, “The Fund’s 80% Policy only may be changed with shareholder approval,” and that disclosure in the “Principal Investment Strategies” section of the Fund Summary defines “80% Policy” as follows:

Under normal market circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal obligations that are exempt from regular federal income tax.

Please confirm that the Fund’s policy to invest under normal market circumstances at least 80% of its total assets in (i) municipal floating-rate bonds or obligations and (ii) fixed-rate municipal obligations with respect to which the Fund enters into agreements to swap the fixed rate for a floating rate (the “Floating-Rate 80% Policy”) may be changed without shareholder approval. Additionally, if the Fund observes the Floating-Rate 80% Policy in compliance with Rule 35d-1 under the Investment Company Act of 1940, as amended, please include language in the Fund’s Prospectus stating that the Fund will provide shareholders with 60 days’ written notice of any change in the policy.

Response: The Fund confirms that the Floating-Rate 80% Policy may be changed without shareholder approval. The Fund has amended disclosure under ”Principal Investment Strategies” in the Fund Summary and under “General” in the “Investment Objective and Principal Policies and Risks” section of the Prospectus as follows:

Under normal market circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal obligations that are exempt from regular federal income tax (the “Tax-Exempt 80% Policy”). Under normal market circumstances, the Fund also invests at least 80% of its total assets in (i) municipal floating-rate bonds or obligations and (ii) fixed-rate municipal obligations with respect to which the Fund enters into agreements to swap the fixed rate for a floating rate (the “Floating-Rate 80% Policy”).

[…]

The Fund’s Tax-Exempt 80% Policy ~~80% Policy~~ only may be changed with shareholder approval. Unless otherwise stated, the Fund’s investment objective and certain other policies may be changed without shareholder approval. Shareholders will receive 60 days’ advance written notice of any material change in the investment objective or the Fund’s Floating-Rate 80% Policy.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6573.

Very truly yours,

/s/ Sarah H. McLaughlin

Sarah H. McLaughlin, Esq.

Assistant Vice President